Section	Data Field	
Schedule B of FORM SBSE -A Page 1	*Applicant* Name: _____	NATIXIS
	Date: _____	
	Applicant NFA Number: _____	0309904
Form SBSE-A has been completed by Natixis SA with answers as it pertains to security-based swap dealer and security-based swaps products.		
Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. This is an [ ] INITIAL [ ]AMENDED detail filing for the Form SBSE-A items checked below:		
Section I *Other Business*	Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related business* ?	Yes
	UIC (if any), or other Unique Identification Number(s):	KX1WK48MPD4Y2NCUIZ63
	Assigning Regulator(s)/Entity(s):	AUTORITE DE CONTROLE PRUDENTIEL (ACP),FRANCE AUTORITE DES MARCHES FINANCIERS(AMF),FRANCE FINANCIAL SERVICES AUTHORITY (FSA) (NATIXIS LONDON BRANCH) BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN) (NATIXIS FRANKFURT BRANCH) HONG KONG MONETARY AUTHORITY (HKMA) (NATIXIS HONG KONG BRANCH) MONETARY AUTORITY OF SINGAPORE (MAS) (NATIXIS SINGAPORE BRANCH) BANCA DE ESPANA & COMISIÓN NACIONAL DEL MERCADO DE VALORES (CNMV) (NATIXIS MADRID BRANCH) BANCA D'ITALIA & COMMISSIONE NAZIONALE PER LA SOCIETÀ E LA BORSA (CONSOB) (NATIXIS MILAN BRANCH) LABUAN FINANCIAL SERVICES AUTHORITY (NATIXIS LABUAN BRANCH) CHINA BANKING REGULATORY COMMISSION (CBRC) (NATIXIS SHANGHAÏ BRANCH) DUBAI FINANCIAL SERVICES AUTHORITY (DFSA) (NATIXIS DUBAI BRANCH) THE STATE BANK OF VIETNAM (NATIXIS HO-CHI-MINH BRANCH) CAYMAN ISLANDS MONETARY AUTHORITY (CIMA) (NATIXIS GRAND CAYMAN BRANCH) European Central Bank Federal Reserve NY State Dept. of Finanical Services (NYS DFS) Securities and Exchange Commission (SEC) Financial Industry Regulatory Authority(FINRA) Commodity Futures Trading Commission (CFTC) National Futures Association (NFA) Municipal Securities Rulemaking Board (MSRB) Financial Crimes Enforcement Network (FINCEN) Office of Foreign Assets Control (OFAC)
	Briefly describe any other financial services industry-related, non-securities business in which the applicant is engaged:	Natixis' four Lines of Business: 1. Asset Management (Asset Management, Wealth Management, Employee savings schemes), 2. Corporate Investment & Banking (Investment Banking and acquisitions and disposals, Structured financing, Capital market, Trade finance and cash management, Coverage), 3. Insurance (Life & personal protection insurance, Non-life insurance), 4. Payments (Issue, Acquisition, Processing, Fight against fraud, Prepaid payment cards). Note: Business Lines #3 and #4 will be transferred to BPCE SA as part of the restructure of BPCE Group.